# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quetta Acquisition Corp, CIK 0001978528
CUSIP: 74841A105
Title of class of securities: Common Stock, par value $0.0001 per Share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 301, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-24-001034
Filed by CIK 0001996757

## Reporting persons
- Yocto Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,970,045; shared voting power 0; sole dispositive power 1,970,045; shared dispositive power 0; aggregate amount beneficially owned 1,970,045 (52.57% of the class)
- Chen Chen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,970,045; sole dispositive power 0; shared dispositive power 1,970,045; aggregate amount beneficially owned 1,970,045 (52.57% of the class)

## Item 1. Issuer
Name of issuer: Quetta Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 304, New York, NY 10036

## Item 2. Person Filing
Name of person filing: Yocto Investments LLC Chen Chen
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, Suite 304, New York, NY 10036
Citizenship: Quetta Acquisition Corporation - Delaware Chen Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Yocto Investment LLC - 1,970,045 shares of common stock. Chen Chen - 1,970,045 shares of common stock. Chen Chen is the manager of Yocto Investment LLC and has voting and dispositive power over the securities owned by Yocto Investment LLC.
Percent of class: Yocto Investment LLC - 52.57%; Chen Chen - 52.57%.
Sole power to vote or to direct the vote: Yocto Investment LLC - 1,970,045 shares Chen Chen - 0 shares
Shared power to vote or to direct the vote: Yocto Investment LLC - 0 shares Chen Chen - 1,970,045 shares
Sole power to dispose or to direct the disposition: Yocto Investment LLC - 1,970,045 shares Chen Chen - 0 shares
Shared power to dispose or to direct the disposition: Yocto Investment LLC - 0 shares Chen Chen - 1,970,045 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yocto Investments LLC: /s/ Chen Chen, Authorized Signatory (02/14/2025)
- Chen Chen: /s/ Chen Chen, Individual (02/14/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of February 14, 2025.